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EXHIBIT H


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :         )

Allegheny Power Service Corporation, Monongahela
Power Company, The Potomac Edison Company, West
Penn Power Company - Notice Requesting Approval of Amendment to Service Agreements and Approval of Intercompany Service Agreement

                      ALLEGHENY POWER SERVICE CORPORATION
                             800 Cabin Hill Drive
                             Greensburg, PA 15601

                           MONONGAHELA POWER COMPANY
                             1310 Fairmont Avenue
                              Fairmont, WV 26554

                          THE POTOMAC EDISON COMPANY
                             10435 Downsville Pike
                             Hagerstown, MD 21740

                            WEST PENN POWER COMPANY
                             800 Cabin Hill Drive
                             Greensburg, PA 15601

            Allegheny Power Service Corporation (APSC), a wholly-owned subsidiary service corporation of Allegheny Power System, Inc. (APS, Inc.), a holding company registered under the Public Utility Holding Company Act of 1935 (1935 Act), proposes to amend Exhibit I (Proposed Amendment) to its Service Agreements with Monongahela Power Company, an Ohio corporation with general corporate offices in Fairmont, West Virginia (Monongahela), The Potomac Edison Company, a Maryland and Virginia corporation with general corporate offices in Hagerstown, Maryland (Potomac Edison), and West Penn Power Company, a Pennsylvania corporation with general corporate offices in Greensburg, Pennsylvania (West Penn), (collectively, the Electric Utility Companies). The Proposed Amendment reflects changes in the scope of services provided by APSC to the above-referenced companies, which are all subsidiaries of APS, Inc. The changes are in large part a further consolidation of services already performed by APSC. Some of these changes began on January 1, 1996; the bulk of the changes commenced as of July 1, 1996.

            In addition, the Electric Utility Companies propose to enter into a Service Agreement among themselves, which is similar to the existing APSC Service Agreements. This Agreement will allow the Electric Utility Companies to perform services for one another and properly allocate the costs of such services.

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I.  RESTRUCTURING

            In 1995, APS, Inc. announced its intention to undertake a restructuring designed to consolidate and reengineer its operations to better meet the competitive challenges of the changing electric utility industry and remain the energy supplier of choice in the future for its customers. On or about January 1, 1996, APSC began to realign its organization to create distinct power generation and energy transmission and distribution groups. As of July 1, 1996, the Electric Utility Companies restructured, including the reengineering of processes and the consolidation of functions with services already provided by APSC. In addition, although they have not changed their legal corporate names, nor altered in any manner ownership of capital assets, the Electric Utility Companies began doing business under the trade name "Allegheny Power" as of September 1, 1996.

            The restructuring is an effort to further control costs, operate more efficiently, and prepare for the anticipated increase in retail and wholesale competition among suppliers of electricity, beginning with the Energy Policy Act of 1992. Allegheny Power's goal is to expand by attracting new customers to its service area and, to the extent legally permitted, to aggressively pursue new business within and outside its service area, using its resources efficiently and capitalizing on its competitive strengths. The restructuring process, for the most part, should be completed by the end of 1996, although Allegheny Power now embraces business process reengineering and continuous improvement as a way of life.

            Allegheny Power expects to realize a number of benefits from its restructuring. Beginning in 1996 and continuing into the future, increased efficiencies and synergies are expected to result from the elimination of layers of management and the elimination of previously duplicated functions. The flattening, streamlining and consolidation of functions within the organization will lead to enhanced efficiency and communication, which should translate into a reduction in the rate of growth in operating and maintenance costs and thereby minimize the need for future rate increases.

            A.  Consolidation and Reengineering of Functions

            In general, the restructuring consolidated in APSC certain functions which previously were either performed separately by employees of each of Allegheny Power's three Electric Utility Companies, or by employees of the three Electric Utility Companies along with employees of APSC. Allegheny Power has been restructured into the following functional units: Operating Business Unit; Retail Marketing; Corporate Affairs; Generation Business Unit; Transmission Business Unit; Planning and Compliance Business Unit; and Corporate Services, which serves the business units. The restructuring did not involve the formation of any new legal entities, nor did it require the writedown of any rate base assets. No capital assets were transferred among companies within Allegheny Power in connection with the restructuring.

            The overall goals of the restructuring have been to realign functions by process and consolidate functions where feasible. The following briefly describes the restructured functions.

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                  1.  Restructuring of Electric Utility Company Functions
            Most of the functions which were performed exclusively by the Electric Utility Companies have been consolidated into three units: 1) the Operating Business Unit (OBU); 2) Retail Marketing business unit; and 3) Corporate Affairs. The Vice Presidents of these groups all report to a Senior Vice President of APSC, who also holds the title of President of each of the Electric Utility Companies. Some of the main goals of the restructuring of these functions include establishing a team-oriented environment, maintaining fewer layers of management, establishing broader job classifications, and establishing an integrated work management system to schedule, design, track, and finish jobs.

                        a.  Operating Business Unit
            The OBU is administered by one Vice President and ten process directors. Teams of employees handle various processes from start to finish. The processes covered include: respond to electric service requests, restore service, ensure reliable service, manage the revenue stream, manage resources, and respond to customer inquiries. Instead of the 21 divisions comprising the service territory of the Electric Utility Companies before restructuring, the service area of the OBU is divided into seven administrative regions which are staffed and serviced by teams consisting of employees of APSC and employees of
the Electric Utility Companies.   At present, many physical employees,
including all of the union work force, remain employees of the Electric Utility Companies.[FN]


            The OBU will also include a consolidated state-of-the-art Customer Service Center located in Fairmont, which will be the "front door" to the new organization and will handle calls or forward them to members of the appropriate process teams. All non-union OBU employees will be APSC employees by January 1, 1997.

                        b.  Retail Marketing
            Retail Marketing functions are performed by a Vice President, three General Managers (residential, industrial, and commercial), and their staffs. This business unit has responsibility for acquiring and maintaining customers. To the extent legally permissible, this group aggressively markets new products and services to meet customers' needs.

                        c.  Corporate Affairs
            Corporate Affairs functions are handled by three Vice Presidents, one located at each general corporate office, and their staffs. These employees will maintain active community and state regulatory relations.

                  2.  Restructuring of Bulk Power Supply
            The Bulk Power Supply (BPS) section of APSC underwent a process redesign, effective January 1, 1996, which created distinct generation, transmission, and planning and compliance business units, and resulted in a

[FN]1 Although they will remain employees of the Electric Utility Companies, as of January 1, 1997, all union employees will be paid and receive benefits through APSC.

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reduction in work force of about 170 employees.  The restructuring of BPS combined the services that it was already providing to the Electric Utility Companies into three functional business units: Generation Business Unit
(GBU), Transmission Business Unit (TBU), and Planning and Compliance Business Unit (P&CBU). These business units are each headed by a Vice President of APSC. The Vice Presidents of the GBU, TBU, and P&CBU all report to a Senior Vice President of APSC. Various administrative and other support services will continue to be provided to these business units by other APSC departments. In the restructuring of BPS, no new entities were formed and no capital assets were transferred.

                        a. Generation Business Unit
            The GBU is responsible for ensuring that adequate generation is available to serve the native load customers of the Electric Utility Companies and other loads served by the GBU by employing their generating facilities and third-party generation obtained through marketing efforts. Its primary responsibilities include ensuring the cost-effective operation and maintenance of the Electric Utility Companies' generating units and providing the most economic mix of generation from available generating units and off-system purchases and sales.

                        b. Transmission Business Unit
            The TBU is responsible for ensuring that adequate high-voltage network facilities are available and on-line to reliably convey power produced from the power production operations run by, or procured by, the GBU to serve native load and other loads served by those operations. It will also engage in marketing efforts for sales of bundled and unbundled transmission services to nonaffiliates and will be responsible for accommodating requests for transmission service submitted by nonaffiliates who qualify as customers for that service under federal regulations. Finally, the TBU is responsible for maintaining the optimal economic balance on a real-time basis between native customer load and the output of the generation resources supplied by the GBU, as well as managing the various emission allowance resources of Allegheny Power.

                        c.  Planning and Compliance Business Unit
            The P&CBU provides strategic resource planning and engineering analysis of alternate transmission and generation resource options, environmental and regulatory issues management, environmental compliance oversight, research and development, and emerging technology development for Allegheny Power. Much of the work of this business unit will be accomplished through multi-functional, cross-organizational, teams yielding a more balanced solution to strategic problems.

                  3.  Restructuring of Corporate Services
            The groups in this area provide certain corporate services to the business units and have been restructured in order to supply these services more efficiently. The following is a brief description of major changes to this area resulting from the restructuring.


                        a.    Accounting

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            Historically, functions of the Accounting department have included general accounting, payroll, accounts payable, plant accounting, and taxes. These functions were performed at three locations (Greensburg, Fairmont, and Hagerstown) by employees of one of the Electric Utility Companies or employees of APSC. By January 1, 1997, all Accounting employees will be employees of APSC. The restructuring of the Accounting department also involves the following changes:
                              1)  General Accounting  - consolidated in
Greensburg and called Corporate Accounting. The consolidation is intended to eliminate duplicative activities, and certain non-general accounting tasks will be transferred to more appropriate sections (i.e., transportation accounting) in the near future.
                              2)  Payroll - consolidated in Greensburg.  The
payroll process will be simplified, and paycheck production, including payroll taxes, may eventually be outsourced.
                              3)  Plant Accounting - consolidated in Fairmont
and called Asset Accounting. Billing and work order approval processes will be standardized and streamlined.
                              4)  Taxes - consolidated in Greensburg.  This
department will place more emphasis on tax planning for the future.
                              5)  Accounts Payable - consolidated in
Hagerstown and called Payment Processing.

                        b.    Information Services
            Prior to the restructuring, this department was divided into four groups: Applications Development and Support; Technical Information Services and Network Support; EDP Operations; and EDP User Support and Research and Development. There was a decentralized system of user support that concentrated on designing most systems to the individual needs of each user. These services were performed by APSC employees or Electric Utility Company employees located at Greensburg, Hagerstown and Fairmont.

            Information Services has been reorganized into three main groups:
1) Business Solutions Team - concentrating on applications acquisition, development, implementation, and maintenance; 2) Technology Operations Team - handling infrastructure planning, operation and maintenance; and 3) Customer Support Team - including customer services and support center. Also, six Business Consultants are assigned to the major business units and will handle tasks from all three Information Services groups. There is a customer service presence at all three corporate headquarters, but the other teams are consolidated in Greensburg. As of January 1, 1997, all Information Services employees will be employees of APSC.

            Key changes to be implemented by the restructuring include the negotiation of service level agreements for specific projects with the various business units which will specify a certain level of service for specific services. The service level agreements are not intended to cover cost allocation. In addition, Information Services will be doing more direct billing of its services rather than using cost allocation.


                        c.    Financial Management
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            Historically, Financial Management has provided the following services: capital management; forecasting of long-term financing;
insurance/risk management; corporate strategic planning; and financial planning.

            Major changes implemented by the restructuring include combining four budgeting groups and financial planning into a single financial management group. The consolidation is designed to eliminate duplicate efforts and reduce or eliminate hand-offs. In addition, the Risk Management function has been transferred to Treasury, and Financial Management has assumed long-term financial planning and cash forecasting from Treasury. As of January 1, 1997, all Financial Management employees will be APSC employees.

                        d.    Secretary/Treasurer
            This area has historically provided services involving: 1) Corporate secretarial functions, including Board of Directors matters, administration of the Electric Utility Companies' indentures, regulatory filings, and records and library management; and 2) Treasury functions, such as bank relations, cashier services, cash management (internal funding, cash forecasting, and external short-term borrowing and investing), credit and collections, cash and customer bill processing, and long-term financing. These functions were performed at all three corporate headquarters, by employees of the Electric Utility Companies.

            The restructuring of this area has produced the following key changes: The Corporate Secretary function is transferred to Legal Services; and Treasury assumed the risk management function from Financial Management and electronic commerce from Information Services. Treasury continues long-term financings, bank relations and cash management functions and is consolidated in Hagerstown. As of January 1, 1997, all employees in these areas will be APSC employees.

                              e.  Investor Relations
            As of July 1, 1996, Investor Relations and Public Relations (originally part of the Administrative function at APSC and part of Customer Relations at the Electric Utility Companies) were transferred and consolidated
to form External Relations, located at Hagerstown.   As of October 1, 1996,
External Relations was combined with Communications (formerly under the authority of Corporate Affairs) to form Corporate Communications, which is responsible for internal and external communications, including advertising and stockholder publications. Investor Relations remains responsible for maintaining a favorable relationship between Allegheny Power and the financial community. As of January 1, 1997, all employees in these areas will be APSC employees.

                              f.    Audit Services
            Historically, this department has performed financial, contracts, and operations/consulting audits. Prior to the restructuring, Audits consisted of four divisions located at the three corporate general office locations. The Audit employees were either employees of one of the Electric Utility Companies or employees of APSC. As a result of the restructuring, Audit Services became one department and all Audit employees became APSC

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employees.  The department will continue to perform the same types of services as it did prior to the restructuring, although during the transition process it is expected to devote additional attention to allocation and billing processes to ensure effective practices are maintained. It will also strive to become more customer-focused, reduce the process cycle time, and promote its consulting role.

                        g.    Supply Chain
            The Supply Chain functions include Purchasing, Stores, Fuel Accounting, and Accounts Payable. Historically, these functions were performed by employees of one of the Electric Utility Companies or employees of APSC, located at one of the three general corporate offices. As a result of the restructuring, Purchasing is named Procurement, and the employees performing this function have been organized into Client Service Provider Teams. Stores is named Materials Management and Distribution, and management of this function has been centralized at Connellsville, Pennsylvania, and at Hagerstown. In addition, Accounts Payable is now called Payment Processing and is consolidated in Hagerstown. All Supply Chain employees are currently APSC employees.

                        h.    Legal Services
            In the past, localized legal services were provided to the Electric Utility Companies by their own legal staffs, and the APSC legal department handled corporate matters or matters of more generalized interest to Allegheny Power. As a result of the restructuring, all Legal Services personnel are currently employees of APSC, and the attorneys are available to perform legal work for any Allegheny Power company. The local presence of Legal Services personnel in each general corporate office has been maintained, and the Legal Services staff has been organized into teams, the members of which are available to handle questions or issues related to specific legal subjects.

            Claims is also part of Legal Services. The functions of this group have traditionally been performed by employees of each Electric Utility Company, either at the general corporate offices of each company or at the former division offices. As a result of the restructuring, the Claims functions are performed by full-time APSC employees located at each general corporate office and certain field locations.

            In addition, responsibility for the functions of the Corporate Secretary has been placed under Legal Services.

                        i.  Regulation and Pricing
            The functions of the Rates department have included: Costing - providing cost of service allocations by jurisdiction and/or customer class using load research data; Pricing Support - Establishing and implementing charges for company services; Regulatory Management - assembling and providing primary support for regulatory filings while maintaining direct contacts with commission staffs; and Billing - rendering reliable and accurate bills to retail and wholesale customers. These functions were performed by employees of the Electric Utility Companies and by employees of APSC. As of January 1, 1997, all of the responsibilities of this department, which is now known as

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Regulation and Pricing, will be performed entirely by APSC employees.  The
Costing and Pricing Teams are consolidated in Greensburg, the Financial Analysis Team is consolidated in Hagerstown, and the Fuel and Capital Recovery Team is consolidated in Fairmont. In addition, the routine rate applications function is transferred to the OBU, and the responsibility for billing controls is transferred to, and consolidated in, the OBU.

                        j.  Human Resources
            Human resources policies for all of Allegheny Power have traditionally been set by a Human Resources (HR) policy-making department at APSC. These policies were administered by separate HR departments of APSC and of each Electric Utility Company; each department was run by one of four HR Directors. As the result of the restructuring, a single HR Director, with the assistance of a two-person management team, will set and administer human resources policies system-wide. Various teams have been formed to handle Employee Development, Employee Relations, Medical Services, Rewards Systems, Staffing, and Technical and Administrative Support. This department is consolidated at Greensburg, but some HR employees, who are members of one or more of the above-listed teams, are located in the other general corporate offices to provide local support. All HR employees are currently APSC employees.

                        k.  Governmental Affairs
            Prior to the restructuring, the Governmental Affairs function was part of the Legal Services group and was performed locally by employees of the various Electric Utility Companies. This function has been removed from Legal Services and its employees now report to a Vice President of Governmental Affairs, a newly created position within APSC. The Vice President has two Assistants, one of which handles research and communication with local Governmental Affairs representatives; the other supervises the activities of the local Governmental Affairs representatives. In the near future, Allegheny Power will, for the first time, have a full-time Governmental Affairs representative located in Washington, D.C., who will focus exclusively on federal legislation and its effect on Allegheny Power and the electric industry. As of January 1, 1997, all Governmental Affairs employees will be APSC employees.

            B.  AYP Capital, Inc.

            AYP Capital, Inc. (AYP), a subsidiary of APS, Inc., has been authorized by this Commission to engage in certain unregulated activities, but it does not presently have any employees. After the restructuring, AYP and its subsidiaries will continue to receive services from APSC under existing service agreements.

            Although it is not formally part of the restructuring, AYP's operations will be affected by the activities of the Retail Marketing business unit. The Retail Marketing business unit will, to the extent legally permissible, sell unregulated services on behalf of AYP to end-users. Currently approved services which AYP may provide include energy management services, demand-side management services, and consulting services. AYP will offer only those products and services for which it has received approval from

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this Commission.  The energy services and consulting business lines of AYP report to the Vice President of Retail Marketing.

            AYP is also approved to invest in exempt wholesale generators
(EWGs), independent power producers (IPPs), and foreign utility companies (FUCOs). AYP has several of these types of investments, including AYP Energy, Inc. (Energy), an EWG authorized to sell wholesale power at market based rates, and the Latin American Energy and Electricity Fund, which invests in FUCOs. Pursuant to prior authority granted by this Commission, AYP also has invested in the Envirotech Fund. The reporting responsibility for these activities will remain unchanged.

            C.  Reasons for Restructuring

            Allegheny Power is restructuring in order to prepare to functionally unbundle electric services consistent with best meeting customer needs and the evolving regulatory structure of the industry and to operate more efficiently.

            Customers no longer want "one-size-fits-all" electric service; they want customized services at competitive prices. In order to achieve this, bundled electric services must be unbundled. Electric companies have traditionally provided energy generation and delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing delivery services to their customers.

            The Federal Energy Regulatory Commission (FERC) has mandated the separation of generation and transmission in the wholesale market. (See the Final Rule, Order 888, published April 24, 1996.) In that Order, FERC stated:

                  We conclude that functional unbundling of
            wholesale services is necessary to implement non-discriminatory open access transmission and that corporate unbundling should not now be required. As we explained in the NOPR [Notice of Proposed Rulemaking], functional unbundling means three things:

                  (1) a public utility must take
                  transmission services (including ancillary services) for all of its new wholesale sales and purchases of energy under the same tariff of general applicability as do others;

                  (2) a public utility must state separate rates for wholesale generation, transmission, and ancillary services;

                  (3) a public utility must rely on the same electronic information network that its transmission customers rely on to obtain information about its transmission system when buying or selling power.


            Although the final FERC rule does not require corporate restructuring, it does require functional separation of generation and transmission.

            In the retail market, separation of the generation and delivery functions, although not yet required in the states served by Allegheny Power, is good public policy. The restructuring will enable Allegheny Power to provide the separate electric services that customers desire in a manner that is consistent with evolving regulatory requirements.

            As a result of the restructuring, Allegheny Power expects to provide improved services more efficiently. By reorganizing and eliminating certain processes and consolidating functions, Allegheny Power expects to perform its functions with approximately 1,200 fewer employees. Some savings from employee reductions will be offset by additional expenses for technology, facilities revisions required by the restructuring and other improvements in operations of the business units.

            It is expected that all costs associated with the restructuring program will be recovered primarily through cost savings over a period of two years after staff reductions. (Total restructuring costs are estimated to be in the area of $100 million, pre-tax; total expected savings are expected to be in the area of $60 million per year, pre-tax.) Initially, savings from restructuring are expected to be less than Allegheny Power's investments in information systems, employee training and development, the Customer Service Center, and other areas which will facilitate efficient operations. However, the overall operating and maintenance budget for the Electric Utility Companies (including savings from staff reductions and additional expenses to improve operations for the years 1996 through 1999) is expected to remain level. (The operating and maintenance budgets for each individual Electric Utility Company may vary from year to year.) Increases in the number of employees are expected for Retail Marketing and for AYP Capital, Inc.

            In addition, the business and support units are emphasizing improvements in service to external and internal customers. For example, the generating stations are being operated by shift teams composed of employees with various skills. As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire generation, transmission, and operating groups rather than on a company-by-company basis.

            Except for the union work force and possibly some other employees, the management, engineering, maintenance, legal, accounting, payables, and administrative and support functions previously performed by employees of the Electric Utility Companies will be supplied, after the realignment, by employees of APSC. By January 1, 1997, all non-union employees of the Electric Utility Companies will be employees of APSC. The cost of services which they provide will be determined in accordance with Rules 90 and 91 under

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the 1935 Act and will be either direct-billed or billed in accordance with the existing cost allocation methods under the Service Agreements. As compared with January 1, 1996, the restructuring of Allegheny Power is expected to result in the net transfer of approximately 2800 non-union employees to APSC from the Electric Utility Companies. This transfer will increase overall employment by APSC and virtually eliminate non-union employment by the Electric Utility Companies.

            D.  Control over APSC

            A number of factors will ensure that APSC continues to be responsive to the needs of the Electric Utility Companies and provide the Electric Utility Companies with the ability to judge their need for inter-affiliate services and to monitor the quality and value of the services being provided. These factors include the APSC budget process, Commission-approved work order procedures to track and document the initiation of services, billing and review procedures designed to ensure the accuracy of APSC billings, and internal audit controls designed to ensure the fairness of APSC charges. For example, Audit Services will continue to meet at least twice a year with the Audit Committees of the Boards of Directors of APS, Inc., APSC, and the Electric Utility Companies (which Audit Committees are comprised solely of outside directors) to review audit plans and findings. In addition, the Director, Audit Services will continue to have open and direct access to the Chairmen of the Audit Committees. These procedures will ensure that costs associated with the services performed by APSC on behalf of the Electric Utility Companies are properly authorized, allocated, and tracked.

            E.  Cost Allocation

            Under existing Commission authority, each of the Electric Utility Companies pays to APSC all costs which reasonably can be identified and related to a particular transaction or service performed by APSC on its behalf. These costs are captured in work orders in accordance with the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. APSC's current method of allocations will be maintained in the restructured organization.

            APSC maintains a separate record of the expenses for each department. Expenses are reported as departmental expenses, incremental out-of-pocket expenses, or overhead expenses. Departmental expenses consist of salaries and employee expenses, employee welfare expenses, rents, expenses of training and development of APSC's employees, and all other expenses attributable to, or necessary to, the operation of the department. Incremental out-of-pocket expenses are expenses incurred for the direct benefit and convenience of a particular company or group of companies and are charged solely to such company(ies). Overhead expenses include costs of maintaining the corporate existence, such as taxes, outside auditing and legal fees, and other corporate expenses.

                        1.    Allocation of Departmental and Out-of-Pocket
                              Expenses
            Departmental and out-of-pocket expenses incurred by APSC are accumulated by specific, identifiable work order numbers and directly billed to the receiving company(ies). APSC will continue to use controls and procedures relating to the existing work order accounting system reviewed by this Commission pursuant to a prior audit. These procedures ensure that costs associated with the services performed on behalf of the receiving company are properly authorized, allocated, and tracked. Work orders are established and administered in accordance with the Commissions' Uniform System of Accounts for Mutual and Subsidiary Service Companies.

            When a service is rendered for the benefit of two or more companies, the costs are shared by the receiving companies in proportion to the average electric operating revenues of each (exclusive of sales to another APS subsidiary), operating and maintenance expenses (exclusive of fuel, deferred fuel, and purchased power and exchanges), kilowatthours sold to regular customers (other than to the APS subsidiaries), and total electric plant in service (less reserves for depreciation and amortization), over the three preceding calendar years.

                        2.  Allocation of Overhead Expenses
            Overhead expenses and the cost of services rendered by APSC are distributed among receiving companies in direct proportion to the amount of department expenses charged to or allocated to such companies.

            The foregoing billing principles will remain the basis for APSC's charges to the Electric Utility Companies unless and until modified or until new principles are adopted and reported to and/or approved by the Commission.

                  F.  Proposed Amendment to Service Agreements

            The Proposed Amendment to the Service Agreements is attached as Exhibit B-1. The services described in the Proposed Amendment and centralized in APSC as a result of the restructuring represent a logical extension of existing services to reflect changed business conditions and cost reduction opportunities. They therefore do not represent a fundamental change in the essential character of the services previously rendered by APSC. They will be billed in the same manner, using existing allocation methods, as other similar services which heretofore have been provided by APSC.

      II.  Electric Utility Companies Providing Services To One Another

            One effect of the restructuring was to combine certain services which were previously performed separately by each Electric Utility Company. The Electric Utility Companies propose to enter into the Service Agreement attached hereto as Exhibit B-2 in order to perform certain services for one another.

            The Electric Utility Company performing work for an affiliated Electric Utility Company will accumulate the actual costs incurred in providing authorized services through the use of specific, identifiable work order numbers or by FERC accounts and will bill the receiving company based on the amounts accumulated. Employee timesheets will be used to record the amount of time employed in rendering such services. Out-of-pocket expenses which are expended in regard to specific services will also be recorded.

            The total cost of a particular service will be the sum of: facilities charges, in order to recover depreciation and return on investment on fixed assets; working capital charges, where appropriate; all labor charges, including related payroll overheads and out-of-pocket expenses; and any related overhead charge associated with out-of-pocket costs. The billing process will be done monthly. In return for services performed by an Electric Utility Company, the recipient of the services will pay the Electric Utility Company which performs the service the actual costs incurred by it in providing the service, calculated in accordance with Rules 90 and 91 of the 1935 Act.

            The following services have been consolidated and may be performed by one or more of the Electric Utility Companies for another Electric Utility
Company:

                  A.  Operations Services

            At West Penn's Connellsville Center, the restructuring consolidated certain engineering and construction work that had previously been performed by Monongahela and Potomac Edison. Also, certain of the work that was previously performed by West Penn was consolidated at Potomac Edison's Bower Avenue location. The Electric Utility Companies believe that consolidation of those functions will result in increased efficiency for the entire System.

                        1.  Material Supply and Distribution System
            Transmission and distribution materials are supplied from West Penn's Connellsville storeroom and Potomac Edison's Bower Avenue storeroom to all locations for the three Electric Utility Companies.

                        2.  Distribution Transformer/Regulator Repair
            Repair of distribution transformers as well as regulator repairs for all three Electric Utility Companies may be consolidated at West Penn's Connellsville Center. Currently, this work is also being performed in Hagerstown.

                        3.  Oil Circuit Recloser Repair
            West Penn's Connellsville Center is the central oil circuit recloser (OCR) repair site for Monongahela and West Penn. OCR repairs for Potomac Edison are performed at Hagerstown. Future cost comparison studies will determine whether all of the OCR repairs should be performed at Connellsville.

                        4.  Rubber Goods Repair and Testing
            For all three Electric Utility Companies, testing and inspection of rubber goods, such as gloves, sleeves, and blankets have been consolidated at West Penn's Connellsville location.

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                        5.  Metering
            Most meter test activities for the three Electric Utility Companies have been consolidated at West Penn's Connellsville location, although some wiring of meter packages for all three Electric Utility Companies is still performed at Hagerstown.

                        6.  Other Operations Services
            Other operations services which have been consolidated, but are still performed, at least in part, by Electric Utility Company employees, include: Building Management, Transportation Services, Substation Construction, Substation Maintenance, and Telecommunications Operations.

                  B.  Customer Service Center

            As noted above, a consolidated state-of-the-art Customer Service Center will be located in Fairmont, and its employees will answer incoming customer calls to the Electric Utility Companies via one toll-free number. At present, its functions may be performed by employees of APSC or by employees of any of the Electric Utility Companies. Therefore, the Electric Utility Companies may perform services for one another which include responding to customer inquiries, initiating new service, dispatching service and line crews in response to power outages, handling credit and collection activities, responding to customer and Public Service Commission complaints, and managing the meter reading and billing activities.

                  C.  Office Services/Mail Payment

            Currently, employees of one or more of the Electric Utility Companies may perform payment processing services for one or more of the other Electric Utility Companies. In addition, the Electric Utility Companies may perform certain office services, including secretarial, typing, mail room services, duplicating, fleet administration, and other similar services, for one another.

            III.  Compliance with Rule 54

            Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators (EWGs) or foreign utility companies (FUCOs), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b), and (c) are satisfied.

            Rule 53(a)(1). APS, Inc. has one EWG subsidiary, AYP Energy, Inc., which recently received approval of its application with the FERC to declare its 50% interest in Unit No. 1 at the Fort Martin Power Station a hybrid EWG. As of June 30, 1996, APS, Inc., through its subsidiary, AYP Capital, Inc., had invested $0 in AYP Energy, Inc. This investment represents less than 1% of $981 million, the average of the consolidated retained earnings of APS, Inc. reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended June 30, 1996.

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            Rule 53(a)(2).  AYP Energy, Inc. will maintain books and records and make available the books and records required by Rule 53(a)(2).

            Rule 53(a)(3). No more than 2% of the employees of the Electric Utility Companies will, at any one time, directly or indirectly render services to AYP Energy, Inc.

            Rule 53(a)(4). APS, Inc. will submit a copy of Item 9 and Exhibits G and H of APS, Inc.'s Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Electric Utility Companies.

            Rule 53(b). (i) Neither APS, Inc. nor any if its subsidiaries is the subject of any pending bankruptcy or similar proceeding; (ii) APS, Inc.'s average consolidated retained earnings for the four most recent quarterly periods ending on June 30, 1996 ($981 million) represented an increase of approximately $24 million (or 2.5%) in the average consolidated retained earnings from the previous four quarterly periods ended on June 30, 1995 ($957 million); and (iii) for the year ended December 31, 1995, there were no losses attributable to APS, Inc.'s investments in AYP Capital other than $572,000 in preliminary development and start-up costs.

            Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.


            Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

            The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their
views in writing by               , 1996, to the Secretary, Securities and
Exchange Commission, Washington, DC 20549, and serve a copy on the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

            For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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